VIA EDGAR	FOIA Confidential Treatment Requested by TeleCommunication Systems, Inc., pursuant to Rule 83 (17 C.F.R. § 200.83)

August 8, 2013

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TeleCommunication Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 0-30821

Dear Ms. Collins:

This letter is submitted by TeleCommunication Systems, Inc. (the “Company”) in response to the comment letter dated July 25, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), to Thomas M. Brandt, Senior Vice President and Chief Financial Officer of the Company. For your convenience, each comment has been reproduced in italics below, together with the Company’s response thereto.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F. R. Section 200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter to the Staff and have requested confidential treatment for the redacted portions of this letter.

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission August 8, 2013 Page 2

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 47

1.	We note your discussion regarding the qualitative factors that management believes negatively impacted your market capitalization at October 1, 2012 as indicated in your response to prior comment 6. Supplementally provide us with a quantitative reconciliation, which supports the difference between the aggregate fair value of your reporting unit as determined by management and your market capitalization at October 1, 2012.

Response:

The table below provides a quantitative reconciliation between the Company’s aggregate fair value of reporting units and market capitalization as of October 1, 2012. We reduced the aggregate fair value of reporting units by debt and capital leases and the amount of corporate costs that were excluded from our Navigation valuation, and added cash to arrive at a calculated consolidated equity value of $[REDACTED] million versus a market capitalization of $137 million.

($ millions)	Reporting Unit Fair Value	Reporting Unit Carrying / Book Value	Fair Value in Excess of Carrying Value (%)

Navigation & Telematics	[
Other Commercial
Government Solutions Group
Cybersecurity
Aggregate Fair Value of Operating Reporting Units

Less: Corporate Debt and Capital Leases		REDACTED
Plus: Corporate Cash
Less DCF of Unallocated Corporate Costs
Calculated Consolidated Equity Value
TCS 10/1/12 Market Capitalization
Equity Value in Excess of Market Capitalization			]

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission August 8, 2013 Page 3

As we discussed in our July 2nd letter, we believe our market capitalization on October 1, 2012 was adversely affected by uncertainty regarding Federal Government budgeting issues as well as potential effect on equity value that could result from the refinancing of the Company’s $103.5 million 4.5% Convertible Senior Notes maturing in 2014 that were outstanding on October 1, 2012. Another factor that depressed our market capitalization on that date was the then-recent $125 million write-down of goodwill and intangible assets during the second quarter of 2012. In addition, the Company’s $137 million market capitalization categorizes it as a micro-capitalization stock. Because of their size and relative illiquidity, micro-capitalization stocks tend to be followed by significantly fewer professional investors than small capitalization stocks whose market capitalization exceed $500 million, (as well as mid-capitalization and large capitalization stocks) which generates higher probability of less efficient market prices of micro-capitalization stocks. Finally, there is an expected control premium applicable to our multiple business units.

The largest variances between calculated fair value of the reporting units versus book values are the Government and Other Commercial reporting units. The government unit has experienced significant organic growth; Government reporting unit revenue was $41 million in 2006 versus $241 million in 2012 with most of the growth arising from organic sources. The Other Commercial unit has also experienced revenue growth historically, and is the Company’s largest contributor of Adjusted EBITDA. We believe our market capitalization at October 1, 2012 did not fully recognize the value of these businesses due to the aforementioned factors.

2.	We note your disclosures on page 48 of the assumptions and methodologies used to fair value your Navigation reporting unit. Please describe further the methodologies and assumptions used to fair value your other reporting units and describe any potential events or changes in circumstances that could reasonably be expected to negatively affect the valuations. Also, tell us your consideration to include this information in future filings.

Response:

For our Cyber Intelligence reporting unit (the only unit which is entirely comprised of an acquired business), we completed Step 1 of the goodwill impairment testing using a discounted cash flow (“DCF”) analysis supported by a market comparable approach. The DCF model was based on our updated long-range forecast for Cyber Intelligence. For years beyond the forecast, our estimated terminal value was based on a terminal EBITDA multiple of 7.0x discounted to the present at a discount rate of approximately 12%.

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission August 8, 2013 Page 4

For our Government and Other Commercial reporting units as well as the Cyber Intelligence unit, we utilized the market comparable approach. We evaluated comparable company public trading values, using multiples of 2012 and 2013 revenue and 2012 and 2013 EBITDA (which TCS now refers to as Adjusted EBITDA). We then applied a [REDACTED]% control premium to the average of the four values.

Our discounted cash flow models are based on management’s expectation of future market conditions and expected levels of financial performance for our reporting units, as well as discount rates and estimated terminal values that would be used by market participants in an arms-length transaction. Business operational risks which could impact profits are detailed in our “Risk Factors” disclosures. Comparable company public trading values are based on the market’s view of future industry conditions and the comparable companies’ future financial results. Adverse changes in any of these variables would negatively influence the valuation of our reporting units. It is not possible to determine the impact of such potential adverse changes on the valuation of our reporting units.

We will include this additional disclosure in future filings.

3.	Tell us your consideration to disclose the range of percentages by which the fair values exceeded the carrying values as of the most recent test date as provided in your response to prior comment 6.

Response:

We respectfully submit that the Company’s footnote disclosures comply with ASC 350-20-50, Intangibles-Goodwill & Other: Disclosure, and ASC 820-10-50, Fair Value Measurement: Disclosure. As indicated in the accounting guidance, the calculation of fair value of a reporting unit requires significant assumptions and judgments, which management develops and applies with the assistance and advice of independent professionals. The most significant assumptions and judgments are disclosed in Footnote 9 to the Financial Statements included on Form 10-K for the Fiscal Year Ended December 31, 2012. We do not believe that investors would benefit from additional details.

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission August 8, 2013 Page 5

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Income per Share, page F-15

4.	Please confirm that you will revise your disclosures in future filings to clarify that earnings per share would not differ under the two-class method as noted in your response to your prior comment 10.

Response: The Company will revise future filings to include the following disclosure:

Our two classes of common stock (Class A and B) share equally in dividends declared or accumulated and have equal participation rights in undistributed earnings. Additionally our unvested restricted stock does not contain non-forfeitable rights to dividends and dividend equivalents. As such, unvested shares of restricted stock are not participating securities and our basic and diluted earnings per share are not impacted by the two class method of computing earnings per share.

We appreciate the Staff’s prompt reply to this letter and request that the Staff contact the undersigned at (410) 280-1224 or Mr. Wm. David Chalk, the Company’s corporate counsel at (410) 580-4120 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Thomas M. Brandt, Jr.
Senior Vice President and Chief Financial Officer

cc:	Megan Akst, SEC Staff Accountant
Wm. David Chalk, Esq., DLA Piper LLP (US)

275 West Street, Annapolis, MD 21401

www.telecomsys.com